BMO COMMERCIAL MORTGAGE SECURITIES LLC

151 West 42nd Street

New York, New York 10036

October 8, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BMO Commercial Mortgage Securities LLC Registration Statement on Form SF-3 File No. 333-280224

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, BMO Commercial Mortgage Securities LLC hereby requests acceleration of effectiveness of the above-referenced registration statement to 9 A.M., Washington, D.C. time on October 10, 2024, or as soon thereafter as practicable.

[Signature page follows]

Sincerely yours,

BMO COMMERCIAL MORTGAGE SECURITIES LLC

By: /s/ Paul Vanderslice
 Name: Paul Vanderslice
Title: Chief Executive Officer